SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2011

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR CALLS ON AER LINGUS BOARD TO END UNCERTAINTY OVER ITS DEFINED CONTRIBUTION PENSION SCHEME TO IMPROVE SHAREHOLDER VALUE.

Ryanair, Aer Lingus's largest minority shareholder, today (Fri 16th Sept) released a recent letter from the Aer Lingus pension scheme to its members, which confirms that:

[A] The deficit on the Aer Lingus scheme in March 2011 was "in the range of $400m to $500m".

[B] Due to a period of unprecedented volatility "the deficit is significantly larger than as at the date of the valuation (31 March 2011)".

[C]       The Trustees have asked the employer (Aer Lingus) to pay the Irish Govt pension levy of €8.5m in 2011 "and in each of the following three years", amounting to a further proposed €34m gift/payment to Aer
             Lingus' employees over a 4 year period.

Ryanair also released a copy of Note 29 to Aer Lingus' 2010 annual report, which clearly confirms that the Aer Lingus employee pension scheme is a "defined contribution arrangement" and no further contributions over and above the existing defined contribution percentages can be made "without the consent of the employer".  These notes also reveal that Aer Lingus previously made a "once off contribution" of €104m from its 2006 IPO proceeds to this pension scheme.

Ryanair invites other concerned Aer Lingus shareholders to make their opinion known on the continuing uncertainty over Aer Lingus' defined contribution pension scheme.  If, as the Board of Aer Lingus claim, this is a defined contribution scheme, then why is there a deficit of "significantly greater" than €400m to €500m?  Ryanair believes that other Aer Lingus shareholders will share its shock and dismay at recent payments by the Board of Aer Lingus (without any approval from shareholders) of €25m to the ESOT in Dec 2010, and €30m in Mar 2011 to the Revenue to cover employee tax liabilities arising from the failed "leave & rehire" scheme.

The Board and Management of Aer Lingus should now end this pension uncertainty by confirming that they will not make any further payments to these defined contribution pension schemes over and above current D.C. rates without the prior approval of shareholders.

Ryanair's Michael O'Leary said:

"At a time when the Irish Government wishes to sell its 25% stake in Aer Lingus, there needs to be absolute clarity from the Board of Aer Lingus that it will not increase its fixed D.C. contributions to this defined contribution pension scheme.  Shareholder funds have repeatedly been raided by the Board and Management to make the €104m contribution to this scheme in 2007 and to fund the ESOT debt of €25m in 2010 and the €30m "leave & rehire" tax penalty in March 2011.

"It's time for the Board and Management of Aer Lingus to give clarity to shareholders on this subject.  A statement that there will be no further contributions to Aer Lingus' defined contribution pension scheme without shareholder approval will clearly result in a significant increase in Aer Lingus' share price and make the Government's 25% shareholding much more attractive to third party investors.  As previously indicated, Ryanair will be happy to work with any new (financially strong) investor in Aer Lingus, should they acquire the Government's 25% stake, or alternatively we would not rule out entering into negotiations to sell Ryanair's 29% stake in Aer Lingus to such an investor, subject to agreement on price and maximising shareholder value.

"Over the past five years as a quoted company, the Board and Management of Aer Lingus have reported five years of cumulative losses of over €150m, and extraordinary provisions amounting to almost €400m.  In addition the company's cash pile has been treated as a piggy bank for the benefit of the Aer Lingus unions and staff.  This must stop if shareholder value is to be restored.  Ryanair calls again on the Board of Aer Lingus to end the current uncertainty over its defined contribution pension scheme and canvass shareholders for their views on the subject of any further payments - over and above the existing defined contribution rates - to the Aer Lingus pension scheme."

For further information
please contact:                       Stephen McNamara              Joe Carmody
                                                  Ryanair Ltd                            Edelman
                                                  Tel: +353-1-8121212          Tel. +353-1-6789333

Please click this link to view the letter from the Aer Lingus pension scheme to its members and Note 29 to Aer Lingus' 2010 annual report.

http://www.rns-pdf.londonstockexchange.com/rns/3938O_-2011-9-16.pdf

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 16 September, 2011

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary